  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated November 25, 2009, announcing the Extension of Warrant Expiration Date and Planned Registered Exchange Offer for Outstanding Warrants

 Exhibit 1

STAR BULK CARRIERS CORP. ANNOUNCES EXTENSION OF WARRANT EXPIRATION DATE AND PLANNED REGISTERED EXCHANGE OFFER FOR OUTSTANDING WARRANTS

ATHENS, GREECE, November 25, 2009 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), today announced that it has extended the expiration date of its 5,916,150 outstanding warrants to purchase shares of common stock, par value $0.01 per share, of the Company (the “Existing Warrants”) which were formerly scheduled to expire at 5 p.m. New York City time on December 15, 2009.  The Existing Warrants are listed on the Nasdaq Global Market and trade under the symbol “SBLKW”.  Each Existing Warrant currently entitles the holder to purchase one share of common stock at an exercise price of $8.00 per share.  The new expiration date for the Existing Warrants is set at 5 p.m. New York City time on March 15, 2010.  All of the other terms of the Existing Warrants remain unchanged.

The Company also announced its intention to conduct a registered exchange offer (the “Exchange Offer”) for outstanding warrants whereby each Existing Warrant will be eligible to be exchanged for a new warrant to purchase one share of common stock of the Company at an exercise price per share to be determined at a future date and with an expiration date of March 15, 2011.  Warrant holders may elect to exchange their Existing Warrants for New Warrants upon payment to the Company of a purchase price per warrant to be determined by the Company. If not exchanged, Existing Warrants will expire worthless at 5 p.m. New York City time on March 15,, 2010.  The complete terms of the Exchange Offer will be disclosed in a registration statement on Form F-4 and Schedule to be filed with the U.S. Securities and Exchange Commission.  Directors of the Company currently own an aggregate of 1,132,500 of the Existing Warrants.

Prior to or upon the commencement of the planned exchange offer, the Company intends to file a registration statement on Form F-4 and Schedule TO with the U.S. Securities and Exchange Commission.  These documents will set forth the complete terms and conditions of the Exchange Offer and holders of the Existing Warrants are urged to read these documents when they become available as they will contain important information.  These documents will be available at the U.S. Securities and Exchange Commission website, http://www.sec.gov, and will also be made available by the Company free of charge.

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Star Bulk Carriers Corp. The Exchange Offer will be made only pursuant to the Exchange Offer documents described above.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the drybulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of twelve drybulk carriers. The total fleet consists of four Capesize, and eight Supramax dry bulk vessels with an average age of approximately 10.1 years and a combined cargo carrying capacity of 1,106,253 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; (5) the planned exchange offer; and (6) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Annual Report on Form 20-F for the year ended December 31, 2008, Registration Statement on Form F-3 filed in September 2008 as amended, in Registration Statement on Form F-3 filed in January 2009 as amended, and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company :

George Syllantavos

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

7 Fragoklisias Str.

Maroussi 15125

Athens, Greece

www.starbulk.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: November 25, 2009	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President